Exhibit 1

Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol – ARZ NYSE MKT Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 7 - 2013

FEBRUARY 14, 2013

FOR IMMEDIATE RELEASE

AURIZON REPORTS MINERAL RESERVE REPLENISHMENT AND AN INCREASE IN

UNDERGROUND RESERVE GRADE OF 6% AT CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE MKT: AZK) is pleased to report the replenishment of mineral reserves and a mineral resource update at its Casa Berardi mine, located in north western Quebec, Canada.

Highlights include the following:

•

A 6% increase in the average underground mineral reserve grade to 7.1 grams/tonne and an 11% increase in mineral reserves, before mining depletion, compared to 2011. Net of mining depletion, mineral reserves at December 31, 2012 totaled 1,461,400 ounces of gold, maintaining mineral reserves on a year- over- year basis.

•

The addition of mineral reserves in the Principal Zone underground totaling 161,200 ounces of gold in 2012, of which 156,500 ounces are in probable reserves at an average grade of 8.9 grams per tonne and the balance are in proven reserves at an average grade of 6.1 grams per tonne.

•

A significant increase in probable mineral reserves and in indicated mineral resources in Zone 123;an increase of 22% in probable mineral reserves, to 276,000 ounces of gold, and an increase of 170% in indicated mineral resources, to 153,700 ounces of gold, in Zone 123, due to additional infill drilling and a new geological interpretation. Zone 123 remains open down dip.

•	Measured and indicated mineral resources as at December 31, 2012 totaled 1,467,000 ounces of gold and inferred mineral resources totaled 589,600 ounces of gold.

“This is the sixth consecutive year that Casa Berardi has renewed or increased mineral reserves, demonstrating once again that Casa Berardi has the ability to deliver reliable, sustainable and profitable production well into the future.” said George Paspalas, President and CEO, adding “Most significant is the increase in the average underground ore grade, with no material loss of ounces resulting from applying a higher cut-off grade to the new mineral reserves. This speaks to the quality of the Casa Berardi deposit, and with the $6.3 million exploration programs planned for 2013, we expect that we will continue to be able to replenish and add to our existing mineral reserve and resource base.”

CASA BERARDI

MINE

MINERAL RESERVES AND RESOURCES

SUMMARY(1)

	2012			2011			2012
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold ounces	Gain (loss) ounces
Mineral Reserves
Proven and Probable
Underground	4,414,000	7.1	1,009,800	4,685,000	6.7	1,007,000	2,800
Open pit	3,796,000	3.7	451,600	3,796,000	3.7	451,600	0

Total Mineral Reserves	8,211,000	5.5	1,461,400	8,481,000	5.3	1,458,600	2,800

Mineral Resources
Measured and Indicated
Underground	5,287,000	6.1	1,035,300	5,115,000	6.5	1,062,800	(27,500)
Open pit	5,752,000	2.3	431,700	5,752,000	2.3	431,700	0

Total Measured & Indicated Resources	11,039,000	4.1	1,467,000	10,867,000	4.3	1,494,500	(27,500)

Inferred Mineral Resources	4,811,000	3.8	589,600	4,947,000	3.9	615,700	(26,100)

(1)	See accompanying notes below detailed mineral reserve and mineral resource tables for definitions, parameters, and assumptions.

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Casa Berardi Mine

The Casa Berardi gold deposits are located along a five kilometre east-west mineralized corridor. They include the East and West mines, and the Principal Zones. The Casa Berardi gold deposits can be classified as an Archean sedimentary-hosted lode gold deposit. The gold mineralization is superimposed on a continuous graphitic mudrock unit corresponding to the Casa Berardi Fault plane. Gold occurs mainly south of the Casa Berardi Fault, and occasionally on both sides of the fault.

The mine has produced approximately 1.6 million recovered gold ounces since commencing production in 1986, including approximately 937,100 recovered ounces since Aurizon recommenced production in November 2006.

The mine produced 136,848 ounces of gold in 2012 from the processing of 693,859 tonnes at an average grade of 6.8 grams/tonne.

Comparison with 2011 Reserves

Proven and Probable Mineral Reserves have been renewed primarily as a result of 2012 mine production at the West Mine of Zones 113, Lower Inter, 115 and 109 have been replaced by gains in mineral reserves primarily from the Principal Zone underground (+161,200 ounces) and Zone 123S (+50,300 ounces).

As in 2011, estimates used a Canadian dollar at parity against the U.S. dollar. A minimum cut-off grade of 4.1 grams of gold per tonne was used for the underground zones, based on long term operating costs and gold prices, compared with the 3.6 grams of gold per tonne cut-off grade used in 2011. A minimum cut-off grade of 1.2 grams and 0.5 grams of gold per tonne was used, respectively, for the East Mine Crown Pillar and Principal Zone open pits as was the case in 2011. Mineral reserves were estimated using an average long-term gold price of US$1,350 per ounce, compared to US$1,250 per ounce in 2011. As the mining industry is currently experiencing gold prices that are higher than US$1,350 per ounce, the operations periodically mine ore that is not included in mineral reserves and, as a result, the average grade of this ore will be lower than the long term minimum cut-off grades.

Changes in Casa Berardi Mineral Reserves

The following table shows the main components of the change in mineral reserves during 2012:

	Tonnes	Gold ounces
Mineral Reserves – December 31, 2011	8,481,000	1,458,600
Resources conversion (1)	507,000	165,300
Mining depletion (2)	(646,000)	(146,000)
Mining Cost (3)	(131,000)	(16,500)

Mineral Reserves – December 31, 2012	8,211,000	1,461,400

(1)	Resource conversion resulted in the addition of 165,300 ounces to mineral reserves, representing an 11% increase.
(2)	Mining depletion represents mineral reserves mined and processed in 2012 before milling recoveries and exclude 5,000 ounces mined outside of the reserves established at the beginning of the year and, therefore, does not correspond to the actual 2012 gold production of 136,848 ounces.
(3)	Despite a higher three year moving average gold price, the cut off grade was increased primarily as a result of higher operating costs, resulting in the loss of 16,500 ounces of gold.

Mine Plan for Mineral Reserves

The mine plan for the current mineral reserves totals 8.2 million tonnes of ore, grading 5.5 grams of gold per tonne to be mined over 9 years (2013 to 2021). Underground production will come from Zones 113, Lower Inter, 118, 123S, Principal, four smaller zones in the West Mine and the East Mine. Production from open pits is scheduled to commence in 2014 and is expected to result in annual gold production levels of approximately 150,000 ounces per year.

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CASA BERARDI MINE

MINERAL RESERVE ESTIMATE

As at December 31,

	Tonnes	2012 Grade Grams/tonne	Gold Ounces	Tonnes	2011 Grade Grams/tonne	Gold Ounces
Lower Inter (LI)	122,000	7.4	29,100	323,000	6.9	72,000
North West(NW)	—	—	—	42,000	5.5	7,400
109	23,000	5.3	3,800	—	—	—
111	6,000	7.1	1,500	—	0.0	—
113	217,000	8.0	56,100	261,000	8.1	68,300
115	20,000	10.5	6,800	46,000	9.0	13,300
Principal – Open Pit	89,000	6.3	18,000	89,000	6.3	18,000
Principal – Underground	24,000	6.1	4,700	—	—	—
East mine – Open Pit	407,000	4.2	54,400	407,000	4.2	54,400
East mine – Underground	88,000	6.3	17,800	88,000	6.3	17,800

Total Proven Reserves	997,000	6.0	192,200	1,257,000	6.2	251,100

Lower Inter (LI)	39,000	7.6	9,500	69,000	7.4	16,600
South West (SW)	—	—	—	350,000	4.1	46,100
109	69,000	6.4	14,200	121,000	5.6	21,500
111	44,000	7.6	10,800	54,000	4.7	8,200
113	449,000	6.6	95,800	601,000	8.4	162,700
115	2,000	13.7	700	56,000	11.9	21,400
117S	20,000	6.7	4,300	19,000	7.0	4,300
118	1,473,000	6.4	301,200	1,473,000	6.4	301,200
121	22,000	6.3	4,400	—	—	—
123S	1,184,000	7.3	276,000	1,088,000	6.5	225,700
Principal – Open Pit	3,072,000	3.6	352,400	3,072,000	3.6	352,400
Principal – Underground	549,000	8.9	156,500	—	—	—
East Mine – Open Pit	228,000	3.7	26,800	228,000	3.7	26,800
East Mine - Underground	63,000	8.2	16,500	63,000	8.2	16,500
Low-Grade Development	—	—	—	31,000	3.9	3,900

Total Probable Reserves	7,214,000	5.5	1,269,200	7,225,000	5.2	1,207,500

Total Proven and Probable Reserves	8,211,000	5.5	1,461,400	8,481,000	5.3	1,458,600

Notes:

1.	Open pit mineral reserves were estimated by BBA and underground mineral reserves were estimated by Aurizon personnel.
2.	Mineral reserves and resources estimates have been completed in accordance with the CIM Standards with regards to mineral reserves and mineral resources estimates. Mineral resources are exclusive of mineral reserves. Mining depletion for 2012 is included in 2012 Mineral reserves.
3.	Mineral Reserves are estimated at a cut-off grade of 4.12 g/t Au for underground, and 1.2 g/t Au for East Mine open pit and 0.5g/t Au for Principal open pit.
4.	Mineral Reserves are estimated using an average long-term gold price of US$1,350 per ounce and a US$/C$ exchange rate of 1:1.
5.	A minimum mining width of three metres was used.
6.	Totals may not represent the sum of the parts due to rounding.
7.	See Appendix A for additional technical parameters.

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CASA BERARDI MINE

MEASURED AND INDICATED MINERAL RESOURCE ESTIMATES

As at December 31,

	2012			2011
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
Lower Inter	203,000	6.8	44,400	208,000	6.4	43,000
109	7,000	6.1	1,400	—	—	—
111	5,000	4.9	700	—	—	—
113	204,000	6.6	43,400	161,000	6.7	35,000
115	21,200	6.2	4,190	300	4.3	50
South West	795,000	6.2	159,300	795,000	6.2	159,300
North West	33,700	6.7	7,270	200	4.5	30
Principal - Underground	2,000	4.6	300	153,000	7.3	36,000
East Mine – Open Pit	311,000	3.1	31,300	311,000	3.1	31,300
East Mine Underground	216,000	6.5	45,500	216,000	6.5	45,500

Total Measured Resources	1,798,000	5.8	337,800	1,845,000	5.9	350,300

Indicated Mineral Resources
South West	455,000	6.2	90,500	146,000	8.9	41,600
Lower Inter	59,000	7.7	14,500	60,000	7.5	14,400
109	38,000	6.4	7,900	17,000	4.2	2,300
111	50,000	5.7	9,300	38,000	5.7	6,900
113	376,000	5.3	64,200	339,000	5.7	62,400
115	17,000	6.4	3,400	8,000	4.2	1,100
118	802,000	5.5	143,000	802,000	5.5	143,000
121	3,000	6.9	600	—	—	—
123S	816,000	5.9	153,700	279,000	6.3	56,900
Principal Underground	590,000	7.1	134,200	1,257,000	7.4	298,500
East Mine – Open Pit	404,000	2.7	34,500	404,000	2.7	34,500
East Mine Underground	90,000	6.3	18,100	90,000	6.3	18,100
160 – Open Pit	5,037,000	2.3	366,000	5,037,000	2.3	366,000
160 Underground	420,000	5.6	75,400	420,000	5.6	75,400
152	85,000	5.1	13,800	125,000	5.8	23,200

Total Indicated Resources	9,242,000	3.8	1,129,200	9,021,000	3.9	1,144,200

Total Measured & Indicated Resources	11,039,000	4.1	1,467,000	10,867,000	4.3	1,494,500

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CASA BERARDI MINE

INFERRED MINERAL RESOURCE ESTIMATES

As at December 31,

	2012			2011
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Inferred Mineral Resources
South West	8,000	10.6	2,700	8,000	10.6	2,700
104	115,000	6.6	24,500	115,000	6.6	24,500
115-21	25,000	9.2	7,400	—	—	—
118	716,000	7.0	161,300	716,000	7.0	161,300
119	151,000	6.3	30,400	—	—	—
123S	432,000	6.2	86,300	477,000	6.8	104,100
Principal – Open Pit	655,000	2.5	53,200	655,000	2.5	53,200
Principal underground	360,000	7.4	86,100	628,000	6.6	132,700
East Mine – Open Pit	310,000	3.0	30,200	310,000	3.0	30,200
East Mine Underground	156,000	9.1	45,600	156,000	9.1	45,600
152	15,000	8.2	4,000	13,000	8.2	3,500
160 In Pit Resources	1,704,000	0.6	30,100	1,704,000	0.6	30,100
160 Underground	165,000	5.3	27,800	165,000	5.3	27,800

Total Inferred Resources	4,811,000	3.8	589,600	4,947,000	3.9	615,700

Notes:

1.	Open pit mineral resources of Principal and East Mine were estimated by BBA. Open pit mineral resources of 160 zone and underground mineral resources of 160 and South West zones were reported in an internal report by InnovExplo -Consulting Firm to Aurizon Mines. The remaining underground mineral resources were estimated by Aurizon personnel.
2.	CIM definitions were followed for Mineral Resources estimates.
3.	Mineral Resources are estimated at cut-off grades of:

•	4 g/t Au for West Mine, Principal Mine and East Mine underground.

•	3 g/t Au for 104 zone in the West Mine. This zone was estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.

•	1.30 g/t Au for the East Mine – Open Pit

•	0.5g/t Au for the Principal – Open Pit Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1

•	0.3 g/t Au for the 160 zone – Open Pit Mineral Resources are estimated using an average long-term gold price of US$1,250 per ounce, and a US$/C$ exchange rate of 1 :1.

4.	Mineral resources of 113-5 and 113(S4) zones were merged into 113 Zone; 115-2 zone was merged into 115 Zone; Inter zone was merged into South West Zone; East Mine Cherty was merged into 160 Zone.
5.	Minimum mining widths of two to three metres were used.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Totals may not represent the sum of the parts due to rounding.
8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.	See Appendix B for additional technical parameters.

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Comparison with 2011 Mineral Resources

The main reasons for the variance in the 2011 and 2012 mineral resource estimates are as follows:

•

Geological re-interpretation of mineralized zones based on additional geological information from the 2012 drill programs (Zone 109, 111, 113, 115 and mainly 123S) and resulting new resource calculations.

•	Probable mineral reserves of Zone South-West have been transferred to indicated mineral resources (+ 48,900 ounces) as a result of poor ground conditions in the area.

•	Conversion of mineral resources (-200,000 ounces) into mineral reserves (+161,200 ounces) after completion of economic mining plan for Zone Principal Underground.

•	Mining depletion of mineral resources (-5,000 ounces from Zones 113 and Lower-Inter).

Outlook

In 2013, the focus of the exploration program at Casa Berardi will be on stepping out from the already known zones to extend their influence laterally and vertically and to upgrade mineral resources to mineral reserves using infill drilling.

From surface, step-out drilling will take place eastward of the Principal Pit area, in Zone 134, to verify a possible extension of the pit. A few long holes will also be drilled to test the down-plunge extension of Zone 123 as it is open at depth. Drilling is also planned in the extension of Zone 148 at the East Mine. In addition, a drill rig currently conducting step-out drilling along the western extension of the East Mine Pit centered on section 14600.

Underground, infill drilling will be conducted in Zones 113, 115, 118 and 123 either from the 550 or the 280 levels. The possible extension of Zone 134 at depth will also be tested from the 280 level.

A review and update of the prefeasibility done by BBA on the East Mine Open Pit is underway. The block model is being revised and the mandate to commence additional geotechnical studies has been awarded to Golder Associates. The implication of the presence of underground openings of the East Mine will also be subject to further studies. Permitting for the operation of a rock quarry, road construction and relocation, wood clearing and excavation of the open pit has been initiated with excavation of the surface overburden planned to start during the third quarter of 2013. The mining approach including mining rate and unit costs is also under review.

The deepening of the West Mine production shaft is expected to be completed toward the end of 2013 and commissioned by the first quarter of 2014. A haulage drift will be developed at the 1010 level to access Zones 118 and 123. It will also serve as a drilling platform to test the extension of these zones as they are open at depth.

Quality control

Underground mineral reserve and resource estimates, implementation and the quality control program were prepared and supervised by Sylvain Picard P. Eng., Principal Mine Geologist for Casa Berardi, and a “qualified person” as defined by the National Instrument 43-101.

Mineral reserve and resource estimates for the Principal Mine and East Mine open pits were prepared by BBA Inc. The “qualified person” for BBA Inc., as defined by National Instrument 43-101, is Patrice Live, Eng.

Information of a technical and scientific nature in the press release has been prepared under the supervision of Christian Bourcier, P. Eng., General Manager for Casa Berardi, and a “qualified person” as defined by the National Instrument 43-101.

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Additional Information

One sketch is attached showing the updated mineral reserve and resource outlines at the Casa Berardi Gold Mine. Two appendices attached to this release detail the technical parameters used for the mineral reserve estimates (Appendix A) and the mineral resource estimates (Appendix B). All other information previously released on Casa Berardi is also available on the Aurizon website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”. Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600     Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)

Email: info@aurizon.com     Website: www.aurizon.com

News Release – February 14, 2013 Aurizon Reports Mineral Reserve Replenishment and an Increase in Underground Reserve Grade of 6% at Casa Berardi Mine	P a g e | 8

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2013 Casa Berardi mine plan and estimates of gold production, grade and long-term average gold prices, anticipated effect of completed drill results on the Casa Berardi project, planned work programs, construction and development activities, completion of feasibility studies, strategic plans, profitability, and future upgrading of mineral resources. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could ”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the Appendices attached to this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, that the supply of gold will remain stable, that the Company’s current mine plan can be achieved, that results of exploration activities will be consistent with management’s expectations, that cost and availability of labour, equipment and materials will be consistent with management’s expectations, that actual grade and recovery rates will be consistent with estimates, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results will not be consistent with conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that costs, including costs of labour, equipment or materials will increase more than expected or will not be available in sufficient quantities, that the current mine plan will not be achieved, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Rep ort on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. The Company is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “proven” or “probable”, which categories of reserves are recognized by Canadian regulations but differ from those definitions recognized by the United States Securities and Exchange Commission (“SEC”). Further, the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of “measured”, “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not recognized by the SEC.

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United State s federal securities laws and the rules and regulations of the SEC thereunder.

U.S. readers are cautioned that while the term “indicated” resources is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

U.S. readers are cautioned that while the term “inferred” resources is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Reso urce will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre- feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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APPENDIX A

Technical Parameters – Mineral Reserve Estimate

The technical parameters for the mineral reserve estimate are as follows:

•	Mineral reserve estimations were based on 3D block models for all zones; the few remaining zones that were estimated using 2D polygonal methods are not included in mineral reserves.

•

For the underground operation, the selected mining method is usually Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres. The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

•

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method. The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry. In addition, each stope was assigned a backfill dilution percentage based on number of walls of fill and type of mucking floor. Dilution quantities were estimated for each stope, including hanging wall/footwall sloughage, and backfill dilution, where applicable. As a result on remaining stope, the dilution averages 23.7%.

•	Extraction was estimated at 90% for primary stopes, and 95% for secondary stopes.

•

A minimum cut off grade of 4.1 grams of gold per tonne was used based on long term operating costs and gold prices for most of the underground zones in the West Mine; except for zones 118 and 123S, where cut off grades of 4.5 and 4.2 grams of gold per tonne, respectively, were applied based on long term operating costs. For the East Mine crown pillar and for Principal open pit, a minimum cut off grade of 1.2 and 0.5 grams of gold per tonne was respectively used based on long term operating costs and gold prices.

•

Bulk density is different for each zone and is based on density determinations. Bulk density varies from 2.70 tonnes per cubic metre (e.g. Zone 113) to 2.90 tonnes per cubic metre (e.g. Principal Zones). A bulk density of 2.77 tonnes per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•	Mineral reserves are estimated using an average long-term gold price of US$1,350 per ounce and a US$/C$ exchange rate of 1:1.

•	Minimum underground mining widths of three metres were used.

•

West Mine mineral reserves are based on new information acquired from the definition drilling completed in 2012. Information from the definition drilling is being used to outline the precise ore stope dimensions. Footwall drifts, which are set 20 metres apart vertically, are being used as the collar locations of the current drill program.

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East Mine open pit reserves are contained in the crown pillar left behind by previous mining. Open pit optimization and detailed design were updated in 2008. A dilution factor of 20% was applied to open pit mineralization within the pit design, and above the 1.2 grams of gold per tonne cut-off grade. It is anticipated that the East mine crown pillar open pit will have a depth of 80 metres. The zone is covered by 18 metres of silt and clay overburden. Stripping ratio is estimated at 17:1.

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The East Mine underground reserves are based on a plan to re-establish access to old workings, and mine pillars and levels left behind during previous operations. Stope sizes are not standardized. Mining methods include longhole stoping where access can be attained for both top and bottom cuts and cut and fill methods where only undercuts are accessible.

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Principal open pit reserves are contained in a 150 metre crown pillar. Open pit optimization and detailed design were generated in 2010. A dilution factor of 10% was applied to open pit mineralization within the pit design, and above the 0.5 gram of gold per tonne cut-off grade. The zone is covered by an average of 45 metres of silt and clay overburden. Stripping ratio is estimated at 14.6:1.

News Release – February 14, 2013 Aurizon Reports Mineral Reserve Replenishment and an Increase in Underground Reserve Grade of 6% at Casa Berardi Mine	P a g e | 10

Appendix B

Technical Parameters – Mineral Resource Estimate

The technical parameters for the mineral resource estimate are as follows:

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Open pit mineral resources of Principal and East Mine were estimated by BBA. Open pit mineral resources of 160 zone and underground mineral resources of 160 and South West zones were reported in an internal report by InnovExplo-Consulting Firm to Aurizon Mines. The remaining underground mineral resources were estimated by Aurizon personnel.

•	Mineral resources are estimated using an average long-term gold price of US$1,350 per ounce, and a US$/C$ exchange of 1:1.

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Grade estimation was usually carried out from 3D block solids. Drill holes as well as development samples were used for grade interpolation. The small zone 104 was estimated previously by Aurizon, using 2D polygonal on longitudinal sections and has been reviewed by Scott Wilson RPA in 2010.

•	Different minimum cut off grades were used as follows:

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4.0 grams of gold per tonne was used based on long term operating costs and gold prices for most of the underground zones in the West Mine, for the underground Principal Zone and the underground East Mine.

•	3.0 grams of gold per tonne was used for small zone 104 previously estimated by 2D polygons on longitudinal sections.

•	1.3 grams of gold per tonne was used based on long term operating costs and gold prices for most of the open pit crown pillar at the East Mine.

•	0.5 grams of gold per tonne was used based on long term operating costs and gold prices for the crown pillar at the Principal Mine.

•	0.3 grams of gold per tonne was used based on long term operating costs and gold prices for the crown pillar at the 160 Zone.

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A total of 38 mineralized zones have been modeled at the Principal Zone. As the mineralized system extends close to surface bedrock and the mineralized zones are close enough to each other to envisage open pit mining, the zones were modeled by using 0.5 gram of gold per tonne threshold. The current block size is 1.25 metres north-south by 2.5 metres east-west by 5.0 metres vertical. The host rock is of volcanic and sedimentary origin.

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Bulk density is different for each zone and is based on density determinations. Bulk density varies from 2.70 tonne per cubic metre (e.g. Zone 113) to 2.90 tonne per cubic metre (e.g. Principal Zones). A bulk density of 2.77 tonne per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•	Minimum underground mining widths of two to three metres.